SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
    New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X     Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___      No X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is a press release issued by the registrant on February 15, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: February 29, 2008	By	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2008 THIRD QUARTER RESULTS

-- Net Sales Climb 7.9 Percent for Nine Months; Strikes Disrupt Operations; Backlog Up for Quarter --

HONG KONG — February 15, 2008 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its third fiscal quarter ended December 31, 2007, reflecting the impact of labor unrest in China associated with new government regulations concerning labor benefits and entitlements, overtime work and worker compensation claims.
Net sales for the third fiscal quarter were $7.7 million compared with $8.8 million in the same quarter in fiscal 2007. For the third quarter of fiscal 2008, the company reported a net loss of $905,000, or $0.24 per share, compared with net income of $278,000, or $0.08 per diluted share, last year.
Net sales for the first nine months of fiscal 2008 increased 7.9 percent to $25.4 million from $23.5 million a year earlier. For the same time period, the company reported a net loss of $574,000, or $0.15 per share, compared with net income of $1,036,000, or $0.29 per diluted share, a year earlier.
Metal, mechanical and electronic OEM sales for the nine months represented approximately $24.3 million, or 95.6 percent of the company’s total net sales.
Gross margin was 11.1 percent for the third quarter compared with 20.6 percent in the 2007 three-month period. For the nine-months, gross margin was 17.0 percent compared with 20.4 percent in the same period a year ago.
Selling, general and administrative expenses increased by $268,000 for the fiscal third quarter and $972,000 for the current nine-month period as a result of its Golden Bright division that the company added last year, as well as extraordinary costs associated with the labor problems.
Kohl noted the company’s balance sheet remains strong. The company’s current ratio was 2.0:1 at December 31, 2007.

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TELEPHONE   310.442.9852

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“Results for the fiscal third quarter were impacted by labor strikes at our facilities, which severely limited our production during this past quarter. Labor strikes have affected a majority of companies in the region, since the Chinese Government commenced strictly enforcing labor laws regarding overtime limits last summer. In addition, a new Chinese national labor law concerning working hours, overtime work and other general employee benefits and compensation took effect January 1, 2008, which created further confusion and misunderstanding among corporations and employees,” said Roland Kohl, president and chief executive officer of Highway Holdings.
He noted that the four strikes disrupted the company’s operations and impacted its profitability, including approximately $539,000 in extraordinary charges -- while creating a backlog of unfilled orders of approximately $3.0 million
Kohl indicated that the company, as a protective measure, negotiated with its employees and provided certain extraordinary payment and salary adjustments. “This eventually defused the situation in January,” Kohl said.
He indicated that a sharp reduction in overtime work coupled with an overall labor shortage in China, along with strikes and work slowdowns, resulted in significantly reduced working hours, less production output and higher expenses.
“While we anticipated some future adverse impact to our operations when we reported the company’s fiscal second quarter results due to the labor situation at the time, we clearly did not foresee a situation of such large proportions. In fact, it was our expectation that the company’s financial results would have reflected an increase in revenues and profitability. Historically our relationship with the company’s workforce has been excellent and we look forward to avoiding such situations in the future,” Kohl said.
Nevertheless, Kohl noted that it is clear that, because of the changing operating environment for manufacturing companies in China and in order for Highway Holdings to continue its growth as an OEM company, Highway Holdings will need to decrease its dependence on low-cost labor and increase the amount of automation in its factories and, possibly, also shift some of its production to other low-cost countries in Asia. He indicated that the shift to increased automation was already underway and that the company has been investigating other possible alternatives.
“We are optimistic that most of the labor unrest is behind us. As a result of the strong backlog that the company has accumulated, we are well positioned to achieve better financial performance in the near future - which is obviously dependent on the company’s ability to maintain an adequate workforce and avoid the labor disruptions of the past,” Kohl said.

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Highway Holdings Ltd.
2-2-2

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to the uncertainty regarding the new labor laws in China, the company’s ability to attract and retain sufficient workers, economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)
# # #

Highway Holdings Ltd.
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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2007	2006	2007	2006

Net sales	$7,665	$8,800	$25,393	$23,523
Cost of sales	6,817	6,983	21,078	18,716
Gross profit	848	1,817	4,315	4,807
Selling, general and administrative expenses	1,863	1,595	4,997	4,025
Operating income /(loss)	$(1,015)	$222	$(682)	$782

Non-operating items
Interest expenses	(59)	(68)	(181)	(169)
Exchange gain (loss), net	94	45	176	271
Interest income	32	48	82	129
Other income	43	37	50	55
Total non-operating income (expenses)	110	62	127	286

Net income / (loss) before income tax	(905)	284	(555)	1,068
Income taxes	0	6	19	32
Net income / (loss)	$(905)	$278	$(574)	$1,036

Earnings / (loss) per share - basic	$(0.24)	$0.08	$(0.15)	$0.29
Weighted average number of shares - basic	3,797	3,623	3,797	3,623

Earnings / (loss) per share - diluted	$(0.24)	$0.08	$(0.15)	$0.28
Weighted average number of shares - diluted	3,797	3,663	3,797	3,663

Highway Holdings Ltd.
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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	December 31,	March 31
	2007	2007
	(Unaudited)
Current assets
Cash and cash equivalents	$3,662	$5,299
Restricted cash	1,671	1,221
Accounts receivable, net of doubtful accounts	4,534	4,742
Inventories	6,267	6,104
Short term investment	0	316
Prepaid expenses and other current assets	1,003	680
Total current assets	17,137	18,362

Property, plant and equipment, net	3,624	3,980
Industrial property rights	57	70
Investment and advance in affiliate	2	2
Total assets	$20,820	$22,414

Current liabilities:
Accounts payable	$3,558	$3,990
Short-term borrowing	1,857	3,097
Current portion of long-term debt	349	478
Accrued mould charges	325	253
Accrual payroll and employee benefits	1,020	446
Income tax payable	19	0
Other liabilities and accrued expenses	1,427	1,154
Total current liabilities	8,555	9,418

Long-term liabilities:
Long-term debt	586	655
Deferred income taxes	174	174

Shareholders’ equity:
Common shares, $0.01 par value, authorized 20,000,000 shares	38	38
Additional paid-in capital	11,345	11,304
Retained earnings	731	1,439
Accumulated other comprehensive income	(43)	(48)
Subscription receivable	(513)	(513)
Treasury shares, at cost-37,800 shares	(53)	(53)
Total shareholders’ equity	11,505	12,167

Total liabilities and shareholders’ equity	$20,820	$22,414